Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-159511 and 333-159511-01 to 333-159511-184
HCA INC.
SUPPLEMENT NO. 8 TO
MARKET MAKING PROSPECTUS DATED
JULY 10, 2009
THE DATE OF THIS SUPPLEMENT IS JANUARY 29, 2010
This Prospectus Supplement is being filed for purposes of incorporating Item 8.01 of the Current Report on Form 8-K filed by HCA Inc. on January 29, 2010. The information included in Item 2.02, Item 7.01 and Item 9.01 of the Current Report on Form 8-K that was deemed to be furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not being incorporated into the Prospectus or this Prospectus Supplement.

Item 8.01.	Other Events.
     On January 27, 2010, the Board of Directors of the Company declared a cash distribution in the aggregate amount of approximately $1.75 billion (inclusive of the distributions to holders of vested stock options as described below), or $17.50 per share of the Company’s outstanding common stock (the “Distribution”). The Distribution will be payable on February 5, 2010 to stockholders of record on February 1, 2010 (the “Record Date”). The distributions will be funded through funds available under the Company’s asset-based and general revolving credit facilities and cash on hand.
     In connection with the Distribution, the Company will make a cash payment to holders of vested options to purchase the Company’s common stock granted pursuant to the Company’s equity incentive plans. The cash payment will equal the product of (x) the number of shares of common stock subject to such options outstanding on the Record Date, multiplied by (y) the per share amount of the Distribution, less (z) any applicable withholding taxes. In order to effect the cash payment to holders of vested options granted pursuant to the Company’s 2006 Stock Incentive Plan for Key Employees of HCA Inc. and its Affiliates (the “2006 Plan”), the Compensation Committee of the Board of Directors amended the applicable option agreements to provide that, in connection with the Distribution, the Company will make the cash payment described above to holders of vested options granted pursuant to the 2006 Plan in lieu of adjusting the exercise prices of such options. The Company will reduce the per share exercise prices of any unvested options outstanding as of the Record Date by the per share Distribution amount paid in accordance with the terms of the option agreements.